SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2003

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

Page

PART I

FINANCIAL INFORMATION
ITEM 1
Financial Statements
Condensed Consolidated Statements of Earnings	1
Condensed Consolidated Balance Sheets	3
Condensed Consolidated Statements of Cash Flows	4
Condensed Consolidated Statement of Shareholders’ Equity	5
Notes to Condensed Consolidated Financial Statements	6
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
ITEM 3
Quantitative and Qualitative Disclosures About Market Risk	42
ITEM 4
Controls and Procedures	44
PART II
OTHER INFORMATION
ITEM 1
Legal Proceedings	45
ITEM 4
Submission of Matters to a Vote of Security Holders	47
ITEM 5
Other Events	48
ITEM 6
Exhibits and Reports on Forms 8-K/6-K	48
(a) Exhibits	48
(b) Reports on Form 8-K/6-K	48
Signatures	49

(i)

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1
Financial Statements
Condensed Consolidated Statements of Earnings
For the three months ended June 30, 2003 and 2002
(unaudited)
(in thousands, except per share data)

	2003	2002

Net revenue:
Dialysis Care	$978,332	$911,765
Dialysis Products	387,867	342,515

	1,366,199	1,254,280
Costs of revenue:
Dialysis Care	712,352	666,039
Dialysis Products	211,092	180,805

	923,444	846,844
Gross profit	442,755	407,436
Operating expenses:
Selling, general and administrative	245,366	226,433
Research and development	13,535	10,584

Operating income	183,854	170,419
Other (income) expense:
Interest income	(3,320)	(3,721)
Interest expense	56,301	55,034

Income before income taxes and minority interest	130,873	119,106
Income tax expense	51,028	44,093
Minority interest	494	761

Net income	$79,351	$74,252

Basic and fully diluted income per Ordinary share	$0.82	$0.77

Basic and fully diluted income per Preference share	$0.84	$0.78

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Earnings

For the six months ended June 30, 2003 and 2002
(unaudited)
(in thousands, except per share data)

	2003	2002

Net revenue:
Dialysis Care	$1,922,619	$1,792,941
Dialysis Products	743,016	647,843

	2,665,635	2,440,784
Costs of revenue:
Dialysis Care	1,404,098	1,319,467
Dialysis Products	401,834	336,559

	1,805,932	1,656,026
Gross profit	859,703	784,758
Operating expenses:
Selling, general and administrative	482,541	420,551
Research and development	24,478	19,893

Operating income	352,684	344,314
Other (income) expense:
Interest income	(6,598)	(5,950)
Interest expense	113,324	130,018

Income before income taxes and minority interest	245,958	220,246
Income tax expense	95,566	80,941
Minority interest	1,030	1,621

Net income	$149,362	$137,684

Basic and fully diluted income per Ordinary share	$1.54	$1.42

Basic and fully diluted income per Preference share	$1.58	$1.45

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Balance Sheets

At June 30, 2003 and December 31, 2002
(in thousands, except share and per share data)

	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$76,574	$64,793
Trade accounts receivable, less allowance for doubtful accounts of $162,819 in 2003 and $159,763 in 2002	1,129,491	914,302
Accounts receivable from related parties	53,681	41,332
Inventories	423,922	372,222
Prepaid expenses and other current assets	249,969	239,172
Deferred taxes	193,893	189,879

Total current assets	2,127,530	1,821,700
Property, plant and equipment, net	940,869	917,868
Intangible assets	571,493	550,321
Goodwill	3,237,904	3,192,651
Deferred taxes	34,657	35,741
Other assets	332,272	261,668

Total assets	$7,244,725	$6,779,949

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$155,434	$185,949
Accounts payable to related parties	116,839	98,992
Accrued expenses and other current liabilities	501,875	469,228
Accrual for special charge for legal matters	179,094	191,130
Short-term borrowings	112,018	124,964
Short-term borrowings from related parties	50,000	6,000
Current portion of long-term debt and capital lease obligations	23,437	22,394
Income tax payable	228,087	178,690
Deferred taxes	24,312	18,027

Total current liabilities	1,391,096	1,295,374
Long-term debt and capital lease obligations, less current portion	1,254,354	1,089,210
Other liabilities	165,304	150,685
Pension liabilities	104,064	100,326
Deferred taxes	208,836	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,188,207	1,145,281
Minority interest	12,830	22,522

Total liabilities	4,324,691	3,972,770
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,540
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,741,871	2,736,913
Retained earnings	196,196	154,595
Accumulated other comprehensive loss	(317,067)	(383,363)

Total shareholders’ equity	2,920,034	2,807,179

Total liabilities and shareholders’ equity	$7,244,725	$6,779,949

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2003 and 2002
(unaudited)
(in thousands)

	2003	2002

Operating Activities:
Net income	$149,362	$137,684
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	104,987	104,982
Loss on early redemption of trust preferred securities, net of tax	—	11,777
Change in deferred taxes, net	26,156	17,866
Gain on sale of fixed assets	(1,853)	(175)
Compensation expense related to stock options	965	717
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	32,193	(6,694)
Inventories	(25,530)	(21,709)
Prepaid expenses, other current and non-current assets	29,355	(2,491)
Accounts receivable from/payable to related parties	(2,908)	(1,638)
Accounts payable, accrued expenses and other current and non-current liabilities	(51,626)	(5,240)
Income tax payable	38,700	8,804

Net cash provided by operating activities	299,801	243,883

Investing Activities:
Purchases of property, plant and equipment	(85,834)	(115,772)
Proceeds from sale of property, plant and equipment	8,207	26,320
Acquisitions and investments, net of cash acquired	(57,237)	(39,771)

Net cash used in investing activities	(134,864)	(129,223)

Financing Activities:
Proceeds from short-term borrowings	37,879	53,741
Repayments of short-term borrowings	(60,910)	(38,793)
Proceeds from short-term borrowings from related parties	50,000	14,653
Repayments of short-term borrowings from related parties	(6,000)	(29,658)
Proceeds from long-term debt	771,095	437,133
Principal payments of long-term debt and capital lease obligations	(642,540)	(116,031)
Redemption of trust preferred securities	—	(376,200)
(Decrease) increase of accounts receivable securitization program	(196,675)	14,026
Proceeds from exercise of stock options	391	459
Dividends paid	(107,761)	(76,743)
Redemption of Series D Preferred Stock of subsidiary	(8,906)	—
Change in minority interest	(710)	471

Net cash used in financing activities	(164,137)	(116,942)

Effect of exchange rate changes on cash and cash equivalents	10,981	745

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	11,781	(1,537)
Cash and cash equivalents at beginning of period	64,793	61,572

Cash and cash equivalents at end of period	$76,574	$60,035

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Statement of Shareholders’ Equity

For the six months ended June 30, 2003 (unaudited) and year ended December 31, 2002
(in thousands, except share data)

							Accumulated other
	Preference Shares		Ordinary Shares				comprehensive loss

	Number		Number		Additional		Foreign		Minimum
	of	No par	of	No par	paid in	Retained	currency	Cash Flow	Pension
	shares	value	shares	value	capital	earnings	translation	Hedges	Liability	Total

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$—	$2,616,744
Proceeds from exercise of options	12,067	28			522					550
Compensation expense related to stock options					1,126					1,126
Dividends paid						(76,743)				(76,743)
Comprehensive income
Net income						289,790				289,790
Other comprehensive income related to cash flow hedges								33,501		33,501
Foreign currency translation adjustment							(38,432)			(38,432)
Minimum pension liability									(19,357)	(19,357)

Comprehensive income										265,502

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179

Proceeds from exercise of options					391					391
Compensation expense related to stock options					965					965
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					3,602					3,602
Comprehensive income
Net income						149,362				149,362
Other comprehensive income related to cash flow hedges								23,179		23,179
Foreign currency translation adjustment							43,117			43,117

Comprehensive income										215,658

Balance at June 30, 2003	26,188,575	$69,540	70,000,000	$229,494	$2,741,871	$196,196	$(303,707)	$5,997	$(19,357)	$2,920,034

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements

(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

     The Company

      Fresenius Medical Care AG (“FMC AG” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for kidney dialysis treatment.

Basis of Presentation

     a) Basis of Consolidation

      The condensed consolidated financial statements at June 30, 2003 and for the three- and six-month periods ended June 30, 2003 and 2002 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2002 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

      The results of operations for the three- and six-month period ended June 30, 2003 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2003.

     b) Classifications

      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.     Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 12).

      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of Grace’s Chapter 11 Proceedings. During the second quarter of 2003, the court supervising Grace’s Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committees representing asbestos creditors and W.R. Grace.

      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies. In the second quarter of 2003, the Company reached an agreement to settle litigation with another group of insurance companies (see Note 12) and a process to resolve remaining accounts receivable issues. The Company continues its discussions and negotiations with the commercial insurers to resolve this component of the special charge.

      The remaining amount of the special charge ($30,636 pre tax) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      Based on these developments, the Company has reduced its estimate for the settlement and related costs of the Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the Grace matter has been

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from the commercial insurers and other merger-related legal matters).

      At June 30, 2003, there is a remaining balance of $179,094 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the three and six months ended June 30, 2003, $6,789 and $12,036 million, respectively, in charges were applied against the accrued special charge for legal matters.

3.     Related Party Transactions

      During the second quarter of 2003 FMC AG acquired Fresenius AG’s adsorber business for a purchase price of $24,637. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of extracorporeal blood treatments. The acquisition was accounted for as a transaction under common control.

4.     Debt and Capital Lease Obligations

      At June 30, 2003 and December 31, 2002, long term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2003	2002

Senior credit agreement	$1,020,310	$861,900
Capital leases	9,419	10,645
Euro-notes	146,837	134,758
Other	101,225	104,301

	1,277,791	1,111,604
Less current maturities	(23,437)	(22,394)

	$1,254,354	$1,089,210

2003 Senior Credit Agreement

      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter “2003 Senior Credit Agreement”) with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000 through three credit facilities:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010 with a repayment provision that if the Trust Preferred Securities due February 1, 2008 are not repaid, refinanced or have their maturity extended prior to October 2007, repayment of Loan B will be due on October 31, 2007. The terms of Loan B require repayments of 0.25% per quarter beginning with the second quarter of 2003.

      For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of funded debt to EBITDA as defined in the credit agreement. The initial interest rate for Loan B is LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the 2003 Senior Credit Agreement not used.

      In addition to scheduled principal payments, the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions and the issuance of subordinated debt and equity securities.

      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions substantially similar to the previous senior credit agreement. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $130,000 in 2003, and increases in the years after. As of June 30, 2003, the Company is in compliance with all financial covenants.

5.     Redemption of Trust Preferred Securities

      On February 14, 2002, FMC AG redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. FMC AG redeemed the securities at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. At that time an extraordinary loss of $11,777 was recorded as a result of the early redemption of debt, consisting of $16,200 of redemption premium and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit. As of January 1, 2003 the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections in regard to SFAS No. 4. As a result, the loss is no longer presented as an extraordinary loss, but in interest expense, with the related income tax effect included in income taxes.

6.     Acquisitions

      During the six months ended June 30, 2003, the Company acquired certain health care and distribution facilities, including the adsorber business of Fresenius AG (see Note 3), for a total consideration of $65,107. $57,237 of the total consideration was paid in cash.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

7.     Inventories

      As of June 30, 2003 and December 31, 2002, inventories consisted of the following:

	June 30,	December 31,
	2003	2002

Raw materials and purchased components	$86,745	$79,760
Work in process	29,262	26,233
Finished goods	240,700	196,830
Health care supplies	67,215	69,399

Inventories	$423,922	$372,222

8.     Intangible Assets and Goodwill

      The carrying value and accumulated amortization of intangible assets are as follows:

	June 30, 2003		December 31, 2002

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

Amortizable intangible assets
Patient relationships	$251,931	$(200,160)	$249,069	$(191,571)
Patents	17,381	(14,121)	14,395	(12,317)
Distribution rights	11,669	(6,942)	10,226	(5,886)
Other	166,634	(80,238)	155,317	(72,217)

	$447,615	$(301,461)	$429,007	$(281,991)

	Carrying	Carrying
	amount	amount

Non-amortizable intangible assets
Tradename	$221,115	$220,249
Management contracts	204,224	183,056

Intangible assets	$425,339	$403,305

      Amortization expense for amortizable intangible assets at June 30, 2003 is estimated to be $15,971 for the remainder of 2003, $26,061 for 2004, $23,315 for 2005, $17,584 for 2006 and $13,050 for 2007.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Goodwill

      The carrying amount of goodwill developed as follows:

	North
	America	International	Total

Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired, net	20,810	15,932	36,742
Reclassifications	(11,567)	(226)	(11,793)
Currency translation	—	20,304	20,304

Balance as of June 30, 2003	$2,949,569	$288,335	$3,237,904

9.     Minority Interest

      On February 4, 2003, the Company and Fresenius Medical Care Holdings, Inc. (“FMCH”) announced that FMCH was exercising its right to redeem all of the outstanding shares of Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace & Co. to form the Company.

      Commencing on March 28, 2003, Class D Shares that were properly transferred to, and received by, the redemption agent were redeemed at a redemption price of $0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of $8,906. This transaction had no earnings impact for the Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH’s capital stock.

10.     Stock Options

      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the three and six months ended June 30, 2003 and 2002.

	For the three months		For the six months
	ended June 30,		ended June 30,

	2003	2002	2003	2002

Net income:
As reported	$79,351	$74,252	$149,362	$137,684
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	358	452	866	806
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,741)	(2,801)	(5,558)	(5,354)

Pro forma	$76,968	$71,903	$144,670	$133,136

Basic and fully diluted net income per:
Ordinary share
As reported	$0.82	$0.77	$1.54	$1.42
Pro forma	$0.80	$0.74	$1.49	$1.37
Preference share
As reported	$0.84	$0.78	$1.58	$1.45
Pro forma	$0.82	$0.75	$1.53	$1.40

      During the six months ended June 30, 2003, no options were granted to board members or employees. As of June 30, 2003, the Management Board held 350,824 options and employees held 3,320,869 options. In the first half of 2003, 60,427 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 20,142 Ordinary shares to employees and remitted approximately $391 to the Company. During the same period, 6,120 Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital. During this time no options were exercised or cancelled in the 1996 plan.

      During the six months ended June 30, 2003, no stock options were exercised under FMC 98 Plan 1 or FMC 98 Plan 2. During the same period, 44,567 stock options were cancelled under FMC 98 Plan 1 and 5,140 were cancelled under FMC 98 Plan 2.

      No convertible bonds were exercised and 48,148 were cancelled under the 2001 International Stock Incentive Program in the first half of 2003.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2003 and 2002.

	For the three months
	ended June 30,

	2003	2002

Numerators:
Net income	$79,351	$74,252
less:
Preference on Preference shares	445	360

Income available to all classes of shares	$78,906	$73,892

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,188,575	26,187,173

Total weighted average shares outstanding	96,188,575	96,187,173
Potentially dilutive Preference shares	57,576	189,846

Total weighted average shares outstanding assuming dilution	96,246,151	96,377,019
Total weighted average Preference shares outstanding assuming dilution	26,246,151	26,377,019
Basic and fully diluted income per Ordinary share	$0.82	$0.77
Plus preference per Preference share	0.02	0.01

Basic and fully diluted income per Preference share	$0.84	$0.78

	For the six months
	ended June 30,

	2003	2002

Numerators:
Net income	$149,362	$137,684
less:
Preference on Preference shares	861	699

Income available to all classes of shares	$148,501	$136,985

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,188,575	26,181,918

Total weighted average shares outstanding	96,188,575	96,181,918
Potentially dilutive Preference shares	60,323	218,451

Total weighted average shares outstanding assuming dilution	96,248,898	96,400,369
Total weighted average Preference shares outstanding assuming dilution	26,248,898	26,400,369
Basic and fully diluted income per Ordinary share	$1.54	$1.42
Plus preference per Preference share	0.04	0.03

Basic and fully diluted income per Preference share	$1.58	$1.45

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

11.     Pension Plans

      During the first quarter of 2002, the Company recorded a gain of approximately $13,100 resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully vested and frozen benefits for all employees.

12.     Commitments and Contingencies

Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, the Company reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace & Co. was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. The foregoing summary of the material terms of the settlement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed with the Securities and Exchange Commission.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to the Company’s payment obligation, this litigation will be dismissed with prejudice.

      In April 2003, the Company, FMCH, NMC and certain NMC subsidiaries agreed to settle all litigation filed by a group of insurance companies concerning allegations of inappropriate billing practices and misrepresentations and the Company’s counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. The costs of the settlement will be charged against previously established accruals. See Note 2, “Special Charge for Legal Matters.” Other private payors have contacted the Company regarding similar claims and may file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of any such proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

      On April 4, 2003, the Company filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that the Company does not infringe on patents held by Baxter International, Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against the Company for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against the Company seeking monetary damages and injunctive relief, and alleging that the Company willfully infringes on Baxter’s patents. The Company believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlement with insurers are charged against this accrual. While the Company believes that its remaining accruals reasonably estimate the Company’s currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

13.	Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $4,224 ($6,452 pretax) at June 30, 2003 are deferred in accumulated other comprehensive loss and will be reclassified into earnings over the next 12 months.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax gains of $69,211 ($114,429 pretax) at June 30, 2003 were deferred in accumulated other comprehensive loss and will be reclassified into earnings as a component of the forecasted transaction in the same period as the forecasted transaction affects earnings.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

     Interest Rate Risk Management

      The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

After tax losses of $67,109 ($111,923 pretax) at June 30, 2003, were deferred in accumulated other comprehensive loss.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After tax losses of $329 ($567 pretax) at June 30, 2003, were deferred in accumulated other comprehensive loss.

      FMC AG is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

14.     Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income, referred to as earnings before interest and taxes (EBIT) in previous filings. In addition to operating income (EBIT), management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement and indentures relating to the Company’s trust preferred securities.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. EBIT as calculated by other companies might not be equivalent to operating income.

      Approximately 45% of the Company’s worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Information pertaining to the Company’s business segments for the three-and six-month period ended June 30, 2003 and 2002 is set forth below:

	North
	America	International	Corporate	Total

Six months ended June 30, 2003
Net revenue external customers	$1,884,179	$781,456	$—	$2,665,635
Inter-segment revenue	872	17,766	(18,638)	—

Total net revenue	1,885,051	799,222	(18,638)	2,665,635

EBITDA	311,742	157,628	(11,699)	457,671
Depreciation and amortization	(60,883)	(43,119)	(985)	(104,987)

Operating income	250,859	114,509	(12,684)	352,684

Segment assets	5,230,847	1,966,899	46,979	7,244,725
Capital expenditures and acquisitions(1)	69,980	73,085	6	143,071
Six months ended June 30, 2002
Net revenue external customers	$1,820,957	$619,827	$—	$2,440,784
Inter-segment revenue	—	13,645	(13,645)	—

Total net revenue	1,820,957	633,472	(13,645)	2,440,784

EBITDA	319,955	138,291	(8,950)	449,296
Depreciation and amortization	(71,833)	(32,822)	(327)	(104,982)

Operating income	248,122	105,469	(9,277)	344,314

Segment assets	5,050,639	1,593,442	45,727	6,689,808
Capital expenditures and acquisitions(2)	88,450	67,074	18	155,543
Three months ended June 30, 2003
Net revenue external customers	$954,688	$411,511	$—	$1,366,199
Inter-segment revenue	621	9,310	(9,931)	—

Total net revenue	955,309	420,821	(9,931)	1,366,199

EBITDA	158,149	83,868	(6,022)	235,995
Depreciation and amortization	(29,524)	(22,117)	(500)	(52,141)

Operating income	128,625	61,751	(6,522)	183,854

Capital expenditures and acquisitions	29,212	42,076	4	71,292

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	North
	America	International	Corporate	Total

Three months ended June 30, 2002
Net revenue external customers	$928,474	$325,806	$—	$1,254,280
Inter-segment revenue	372	6,090	(6,462)	—

Total net revenue	928,846	331,896	(6,462)	1,254,280

EBITDA	158,322	71,421	(5,371)	224,372
Depreciation and amortization	(36,516)	(17,269)	(168)	(53,953)

Operating income	121,806	54,152	(5,539)	170,419

Capital expenditures and acquisitions	58,795	32,982	10	91,787

(1)	North America and International acquisitions exclude $6,659 and $1,211, respectively, of non-cash acquisitions in 2003

(2)	International acquisitions exclude $5,921 of non-cash acquisitions in 2002

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$242,017	$229,743	$469,370	$458,246
Total depreciation and amortization	(52,141)	(53,953)	(104,987)	(104,982)
Corporate expenses	(6,022)	(5,371)	(11,699)	(8,950)
Interest expense	(56,301)	(55,034)	(113,324)	(130,018)
Interest income	3,320	3,721	6,598	5,950

Total income before income taxes and minority interest	$130,873	$119,106	$245,958	$220,246

Total operating income of reporting segments	190,376	175,958	365,368	353,591
Corporate expenses	(6,522)	(5,539)	(12,684)	(9,277)
Interest expense	(56,301)	(55,034)	(113,324)	(130,018)
Interest income	3,320	3,721	6,598	5,950

Total income before income taxes and minority interest	$130,873	$119,106	$245,958	$220,246

Depreciation and amortization
Total depreciation and amortization of reporting segments	51,641	53,785	104,002	104,655
Corporate depreciation and amortization	500	168	985	327

Total depreciation and amortization	$52,141	$53,953	$104,987	$104,982

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

15.     Supplementary Cash Flow Information

      The following additional information is provided with respect to the condensed consolidated statements of cash flows:

	Six months ended
	June 30,

	2003	2002

Supplementary cash flow information:
Cash paid for interest	$107,515	$97,841

Cash paid for income taxes	$31,191	$54,490

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$91,931	$51,726
Liabilities assumed	(21,212)	(4,663)
Transaction under common control with Fresenius AG	(3,602)	—
Notes assumed in connection with acquisition	(7,870)	(5,921)

Cash paid	59,247	41,142
Less cash acquired	(2,010)	(1,371)

Net cash paid for acquisitions	$57,237	$39,771

16.     Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC AG, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC AG and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC AG, and by FMCH, a substantially wholly-owned subsidiary of FMC AG (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of June 30, 2003 and December 31, 2002 and for the six-months ended June 30, 2003 and 2002, segregated between FMC AG, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC AG and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally, dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FMC AG. Under the 2003 Senior Credit Agreement (see Note 4), intercompany dividends are no longer restricted.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$392,632	$—	$2,714,425	$(441,422)	$2,665,635
Cost of revenue	—	249,502	—	1,997,181	(440,751)	1,805,932

Gross profit	—	143,130	—	717,244	(671)	859,703

Operating expenses:
Selling, general and administrative	2,208	57,822	—	409,536	12,975	482,541
Research and development	950	16,940	—	6,588	—	24,478

Operating (loss) income	(3,158)	68,368	—	301,120	(13,646)	352,684

Other (income) expense:
Interest, net	15,831	7,268	30,577	71,896	(18,846)	106,726
Other, net	(184,134)	37,835	(117,400)	—	263,699	—

Income before income taxes and minority interest	165,145	23,265	86,823	229,224	(258,499)	245,958
Income tax expense (benefit)	15,783	24,843	(12,231)	86,888	(19,717)	95,566

Income before minority interest	149,362	(1,578)	99,054	142,336	(238,782)	150,392
Minority interest	—	—	—	—	1,030	1,030

Net income	$149,362	$(1,578)	$99,054	$142,336	$(239,812)	$149,362

	For the six month period ended June 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$326,391	$—	$2,455,777	$(341,384)	$2,440,784
Cost of revenue	—	197,977	—	1,794,202	(336,153)	1,656,026

Gross profit	—	128,414	—	661,575	(5,231)	784,758

Operating expenses:
Selling, general and administrative	5,633	48,155	—	366,367	396	420,551
Research and development	58	14,307	—	5,528	—	19,893

Operating (loss) income	(5,691)	65,952	—	289,680	(5,627)	344,314

Other (income) expense:
Interest, net	7,842	3,511	50,309	79,905	(17,499)	124,068
Other, net	(173,250)	38,624	(105,337)	—	239,963	—

Income (loss) before income taxes and minority interest	159,717	23,817	55,028	209,775	(228,091)	220,246
Income tax expense	22,033	23,896	(20,124)	79,418	(24,282)	80,941

Income (loss) before minority interest	137,684	(79)	75,152	130,357	(203,809)	139,305
Minority interest	—	—	—	—	1,621	1,621

Net income (loss)	$137,684	$(79)	$75,152	$130,357	$(205,430)	$137,684

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At June 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1,550	$436	$—	$74,588	$—	$76,574
Trade accounts receivable, less allowance for doubtful accounts	—	113,647	—	1,015,844	—	1,129,491
Accounts receivable from related parties	612,104	305,446	208,837	602,189	(1,674,895)	53,681
Inventories	—	118,629	—	352,972	(47,679)	423,922
Prepaid expenses and other current assets	7,678	16,888	104	223,875	1,424	249,969
Deferred taxes	—	—	—	171,898	21,995	193,893

Total current assets	621,332	555,046	208,941	2,441,366	(1,699,155)	2,127,530
Property, plant and equipment, net	56	81,556	—	885,414	(26,157)	940,869
Intangible assets	626	5,423	—	565,444	—	571,493
Goodwill	—	3,126	—	3,234,778	—	3,237,904
Deferred taxes	—	—	—	21,786	12,871	34,657
Other assets	3,497,455	30,037	2,863,196	1,193,959	(7,252,375)	332,272

Total assets	$4,119,469	$675,188	$3,072,137	$8,342,747	$(8,964,816)	$7,244,723

Current liabilities:
Accounts payable	$286	$22,816	$—	$132,332	$—	$155,434
Accounts payable to related parties	379,734	352,579	71,211	1,155,656	(1,842,341)	116,839
Accrued expenses and other current liabilities	36,294	76,329	4,621	383,016	1,615	501,875
Accrual for special charge for legal matters	—	—	—	179,094	—	179,094
Short-term borrowings	728	—	—	111,290	—	112,018
Short-term borrowings from related parties	—	—	—	50,000	—	50,000
Current portion of long-term debt and capital lease obligations	1,020	1,573	4,650	16,194	—	23,437
Income tax payable	124,944	2,115	—	101,028	—	228,087
Deferred taxes	18,429	3,862	—	11,626	(9,605)	24,312

Total current liabilities	561,435	459,274	80,482	2,140,236	(1,850,331)	1,391,096
Long term debt and capital lease obligations, less current portion	285,742	1,542	1,168,916	282,908	(484,754)	1,254,354
Long term borrowings from related parties	346,584	—	—	—	(346,584)	—
Other liabilities	—	4,588	—	156,438	4,278	165,304
Pension liabilities	666	42,021	—	61,377	—	104,064
Deferred taxes	5,008	3,355	—	187,212	13,261	208,836
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,188,207	—	1,188,207
Minority interest	—	—	7,412	—	5,418	12,830

Total liabilities	1,199,435	510,780	1,256,810	4,016,378	(2,658,712)	4,324,691
Shareholders’ equity:	2,920,034	164,408	1,815,327	4,326,369	(6,306,104)	2,920,034

Total liabilities and shareholders’ equity	$4,119,469	$675,188	$3,072,137	$8,342,747	$(8,964,816)	$7,244,725

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At December 31, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$488	$151	$—	$64,154	$—	$64,793
Trade accounts receivable, less allowance for doubtful accounts	—	101,294	—	813,008	—	914,302
Accounts receivable from related parties	616,292	269,637	207,337	1,254,944	(2,306,878)	41,332
Inventories	—	93,935	—	315,906	(37,619)	372,222
Prepaid expenses and other current assets	3,043	17,220	—	217,485	1,424	239,172
Deferred taxes	—	—	—	172,401	17,478	189,879

Total current assets	619,823	482,237	207,337	2,837,898	(2,325,595)	1,821,700
Property, plant and equipment, net	84	78,320	—	864,980	(25,516)	917,868
Intangible assets	759	5,535	—	544,027	—	550,321
Goodwill	—	2,869	—	3,189,782	—	3,192,651
Deferred taxes	—	—	—	22,778	12,963	35,741
Other assets	3,284,550	20,252	2,712,725	1,101,666	(6,857,525)	261,668

Total assets	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

Current liabilities:
Accounts payable	$434	$21,505	$—	$164,010	$—	$185,949
Accounts payable to related parties	384,456	303,039	761,733	1,135,046	(2,485,282)	98,992
Accrued expenses and other current liabilities	32,229	58,606	—	374,910	3,483	469,228
Accrual for special charge for legal matters	—	—	—	191,130	—	191,130
Short-term borrowings	13	—	—	124,951	—	124,964
Short-term borrowings from related parties	—	—	—	6,000	—	6,000
Current portion of long-term debt and capital lease obligations	—	1,771	—	20,623	—	22,394
Income tax payable	95,715	—	—	82,975	—	178,690
Deferred taxes	16,403	5,184	—	6,676	(10,236)	18,027

Total current liabilities	529,250	390,105	761,733	2,106,321	(2,492,035)	1,295,374
Long term debt and capital lease obligations, less current portion	249,416	1,985	435,529	897,620	(495,340)	1,089,210
Long term borrowings from related parties	315,979	—		—	(315,979)	—
Other liabilities	—	4,333	—	141,723	4,629	150,685
Pension liabilities	567	36,299	—	63,460	—	100,326
Deferred taxes	2,825	2,585	—	150,714	13,248	169,372
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,145,281	—	1,145,281
Minority interest	—	—	16,318	—	6,204	22,522

Total liabilities	1,098,037	435,307	1,213,580	4,505,119	(3,279,273)	3,972,770
Shareholders’ equity:	2,807,179	153,906	1,706,482	4,056,012	(5,916,400)	2,807,179

Total liabilities and shareholders’ equity	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$149,362	$(1,578)	$99,054	$142,336	$(239,812)	$149,362
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(99,045)	—	(117,400)	—	216,445	—
Depreciation and amortization	984	12,206	—	96,249	(4,452)	104,987
Change in deferred taxes, net	2,403	(1,207)	—	19,459	5,501	26,156
Gain on sale of investments	(8,571)	—	—	—	8,571	—
Loss (gain) on sale of fixed assets	—	269	—	(2,122)	—	(1,853)
Compensation expense related to stock options	965	—	—	—	—	965
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(3,166)	—	35,359	—	32,193
Inventories	—	(15,736)	—	(17,226)	7,432	(25,530)
Prepaid expenses and other current and non-current assets	(1,629)	1,297	1,433	28,895	(641)	29,355
Accounts receivable from/ payable to related parties	(65,732)	10,382	(692,023)	743,352	1,113	(2,908)
Accounts payable, accrued expenses and other current and non-current liabilities	(428)	13,708	4,621	(67,387)	(2,140)	(51,626)
Income tax payable	19,967	2,045	(12,231)	28,919	—	38,700

Net cash provided by operating activities	(1,724)	18,220	(716,546)	1,007,834	(7,983)	299,801

Investing Activities:
Purchases of property, plant and equipment	(6)	(8,593)	—	(80,203)	2,968	(85,834)
Proceeds from sale of property, plant and equipment	1	366	—	7,840	—	8,207
Disbursement of loans to related parties	101,467	—	—	—	(101,467)	—
Acquisitions and investments, net of cash acquired	(28,758)	(8,838)	—	(39,407)	19,766	(57,237)

Net cash used in investing activities	72,704	(17,065)	—	(111,770)	(78,733)	(134,864)

Financing activities:
Short-term borrowings, net	690	—	—	20,279	—	20,969
Long-term debt and capital lease obligations, net	30,518	(895)	725,712	(728,247)	101,467	128,555
Decrease of accounts receivable securitization program	—	—	—	(196,675)	—	(196,675)
Proceeds from exercise of stock options	391	—	—	—	—	391
Dividends paid	(107,761)	—	—	(9,740)	9,740	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	26,489	(26,489)	—
Change in minority interest	—	—	(260)	(1,480)	1,030	(710)

Net cash used in financing activities	(76,162)	(895)	716,546	(889,374)	85,748	(164,137)

Effect of exchange rate changes on cash and cash equivalents	6,244	25	—	3,744	968	10,981

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	1,062	285	—	10,434	—	11,781
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$1,550	$436	$—	$74,588	$—	$76,574

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$137,684	$(79)	$75,152	$130,357	$(205,430)	$137,684
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(161,251)	—	(105,337)	—	266,588	—
Depreciation and amortization	327	9,544	—	98,260	(3,149)	104,982
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	312	(423)	—	17,910	67	17,866
Gain on sale of fixed assets	—	(231)	—	56	—	(175)
Compensation expense related to stock options	717	—	—	—	—	717
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(12,259)	—	5,565	—	(6,694)
Inventories	—	(8,245)	—	(16,674)	3,210	(21,709)
Prepaid expenses and other current and non-current assets	(2,291)	1,781	746	(2,727)	—	(2,491)
Accounts receivable from/ payable to related parties	50,749	8,700	49,823	(9,461)	(101,449)	(1,638)
Accounts payable, accrued expenses and other current and non-current liabilities	(26)	14,466	—	(21,081)	1,401	(5,240)
Income taxes payable	12,330	—	(20,124)	16,598	—	8,804

Net cash provided by operating activities	40,608	13,254	260	228,523	(38,762)	243,883

Investing Activities:
Purchases of property, plant and equipment	(18)	(11,189)	—	(109,500)	4,935	(115,772)
Proceeds from sale of property, plant and equipment	—	478	—	25,842	—	26,320
Disbursement of loans to related parties	49,375	—	—	—	(49,375)	—
Acquisitions and investments, net of cash acquired	(14,411)	—	—	(37,996)	12,636	(39,771)

Net cash provided by (used in) investing activities	34,946	(10,711)	—	(121,654)	(31,804)	(129,223)

Financing activities:
Short-term borrowings, net	(630)	—	—	573	—	(57)
Long-term debt and capital lease obligations, net	(655)	(941)	—	273,323	49,375	321,102
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	14,026	—	14,026
Proceeds from exercise of stock options	459	—	—	—	—	459
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	12,636	(12,636)	—
Dividends paid	(76,743)	—	—	(32,206)	32,206	(76,743)
Change in minority interest	—	—	(260)	(890)	1,621	471

Net cash used in financing activities	(77,569)	(941)	(260)	(108,738)	70,566	(116,942)

Effect of exchange rate changes on cash and cash equivalents	2,032	(1,465)	—	178	—	745

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	17	137	—	(1,691)	—	(1,537)
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$33	$170	$—	$59,832	$—	$60,035

PART I

FINANCIAL INFORMATION

ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002

The Company

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

      The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2002 Annual Report on Form 20-F.

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	changes in reimbursement rates;

•	technological developments in our industry;

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

•	uncertainties in litigation;

•	regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

      Developments in any of these areas, which are more fully described in Part I, “Item 3 — Key Information” and in “Item 5 — Operating and Financial Review and Prospects” of our 2002 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

Overview

      Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

      You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 13 of the Notes to Condensed Consolidated Financial Statements.

      We generated approximately 45% of our worldwide revenue for the first six months of 2003 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

      We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

      Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions, by pending litigation with private insurers and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See Part II Item 1  — “Legal Proceedings.”

Results of Operations

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

	For the three months
	ended June 30,

	2003	2002

	(unaudited)
	(in millions)
Total revenue
North America	$956	$928
International	420	333

Totals	1,376	1,261

Inter-segment revenue
North America	1	—
International	9	7

Totals	10	7

Total net revenue
North America	955	928
International	411	326

Totals	1,366	1,254

EBITDA
North America	158	158
International	84	71
Corporate	(6)	(5)

Totals	236	224

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

	For the three months
	ended June 30,

	2003	2002

	(unaudited)
	(in millions)
Amortization and depreciation
North America	29	37
International	22	17
Corporate	1

Totals	52	54

Operating income
North America	129	122
International	62	54
Corporate	(7)	(6)

Totals	184	170

Interest income	3	4
Interest expense	(56)	(55)
Income tax expense	(51)	(44)
Minority interest	(1)	(1)

Net income	$79	$74

	For the six months
	ended June 30,

	2003	2002

	(unaudited)
	(in millions)
Total revenue
North America	$1,885	$1,821
International	800	634

Totals	2,685	2,455

Inter-segment revenue
North America	1	—
International	18	14

Totals	19	14

Total net revenue
North America	1,884	1,821
International	782	620

Totals	2,666	2,441

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

	For the six months
	ended June 30,

	2003	2002

	(unaudited)
	(in millions)
EBITDA
North America	312	320
International	158	138
Corporate	(12)	(9)

Totals	458	449

Amortization and depreciation
North America	61	72
International	43	33
Corporate	1	—

Totals	105	105

Operating income
North America	251	248
International	115	105
Corporate	(13)	(9)

Totals	353	344

Interest income	6	6
Interest expense	(113)	(130)
Income tax expense	(96)	(81)
Minority interest	(1)	(1)

Net Income	$149	$138

Three months ended June 30, 2003 compared to three months ended June 30, 2002

      Net revenues for the three months ended June 30, 2003 increased by 9% (4% at constant exchange rates) to $1,366 million from $1,254 million for the comparable period in 2002. Dialysis care revenue grew by 7% to $978 million (5% at constant exchange rates) in the second quarter of 2003 mainly due to the growth in treatments, acquisitions and the transfer of billing for some Medicare peritoneal dialysis patients from Dialysis Products (Method II billing) to Dialysis Services (Method I billing). Dialysis product revenue increased by 13% to $388 million (2% at constant exchange rates) in the same period. The gross profit margin of 32.4% in the three months ended June 30, 2003 was nearly unchanged from the same period in 2002. Depreciation and amortization expense for the second quarter of 2003 was $52 million compared to $54 million for the same period in 2002.

      Selling, general and administrative costs increased from $226 million in the second quarter of 2002 to $245 million in the second quarter of 2003 and remained constant at 18% as a percentage of sales in the second quarter of 2003 compared to the second quarter of 2002. Net income for the period was $79 million as compared to $74 million in 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

      At June 30, 2003 we owned, operated or managed 1,510 clinics compared to 1,430 clinics at June 30, 2002. During the second quarter of 2003, we acquired 1 clinic, opened 19 clinics and combined 10 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 108,600 at June 30, 2002 to 115,800 at June 30, 2003. Approximately 4,411,000 treatments were provided in the second quarter of 2003, an increase of 9% from approximately 4,046,000 treatments in the second quarter of 2002. Average second quarter revenue per treatment for world-wide dialysis services decreased from $225 in 2002 to $222 in 2003, mainly due to a decrease in revenue per treatment in North America.

      We employed 43,101 people as of June 30, 2003 compared to 39,534 people at the same time in 2002, an increase of 9%.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

     North America Segment

Revenue

      Net revenue for the North America segment for the three months ended June 30, grew by 3% from $928 million in 2002 to $955 million in 2003. Dialysis care revenue increased 4% from $814 million in the second quarter of 2002 to $846 million in the same period of 2003. The growth in dialysis care revenue resulted primarily from a 7% increase in treatment volume reflecting base business growth (4%), the impact of 2003 and 2002 acquisitions (1%), and the transfer of billing for some Medicare peritoneal dialysis patients from Method II billing (invoiced by Dialysis Products) to Method I billing (invoiced by Dialysis Care) (2%). The increase in revenue was partially offset by a decrease in the average revenue per treatment from $285 to $275. The decrease in revenue rate per treatment is primarily due to the change from Method II to Method I billing and decreased ancillary revenues. Excluding laboratory testing average revenue per treatment decreased from $274 in the second quarter of 2002 to $265 during the same period in 2003 for the same reasons listed above. There were no Medicare and Medicaid rate changes in 2002 or the first and second quarters of 2003. Medicare and Medicaid accounted for over 64% of North America dialysis services revenue. In the second quarter of 2003, the administration of erythropoietin (“EPO”) represented approximately 23% of total revenue.

      At June 30, 2003, approximately 81,000 patients were being treated in the 1,095 clinics that we own, operate or manage in the North America segment, compared to approximately 78,000 patients treated in 1,050 clinics at June 30, 2002.

      Dialysis products revenue decreased 5% from $114 million to $109 million. Dialysis product sales in the second quarter of both 2003 and 2002 include the sales of machines to a third party leasing company which are leased back by our dialysis services division. Dialysis product sales in the second quarter 2002 also includes Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in the second quarter 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies. Net

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

available external market sales increased by 5% to $97 million in the second quarter of 2003 as compared to $92 million in 2002. The detail is as follows:

	Three months	Three months
	ended	ended
	June 30, 2003	June 30, 2002

Dialysis product sales	109,032	114,288
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(11,785)	(11,866)
less Method II and other	63	(10,192)
less sales related to adsorber business	(783)	—

Product sales to available external market	96,527	92,230

EBITDA

      EBITDA for the North America segment remained constant at $158 million. The EBITDA margin decreased from 17.1% to 16.6%. The decrease of 0.5% was mainly caused by lower pharmacy margins associated with new billing procedures for ancillary drugs and fluctuations related to the monitoring of drug compliance.

Depreciation and Amortization

      Depreciation and amortization decreased from 4% ($37 million) of revenue in the first quarter of 2002 to 3% ($30 million) in the same period in 2003. The decrease was mainly due to completion of amortization of certain National Medical Care patient relationships and other intangible assets which were fully amortized in fourth quarter of 2002.

Operating income (EBIT)

      Operating income for the North America segment increased 6%, from $122 million to $129 million. The operating income margin increased from 13.1% to 13.5% due to the reasons mentioned above for EBITDA and the above-mentioned phasing out of the amortization of patient relationships and other intangible assets.

International Segment

Revenue

      Net revenue for the International segment during the three months ended June 30, grew by 26% (9% at constant exchange rates) from $326 million in 2002 to $411 million in 2003. Acquisitions contributed approximately $16 million (5%). Same store growth during the period was 4% ($13 million). Positive currency translation effects contributed $56 million (17%) to the revenue growth, principally attributable to strengthening of the euro. Including the effects of acquisitions, the European region revenue increased $69 million, a 30% increase (7% at constant exchange rates), the Asia Pacific region revenue increased $10 million or 15% (9% at constant exchange rates), while the Latin America region revenue increased $7 million or 19% (22% at constant exchange rates).

      Total dialysis care revenue increased by 36% (18% at constant exchange rates) to $133 million in the second quarter of 2003 from $98 million the same period of 2002. This increase is a result of base business growth of $8 million combined with $9 million in growth from acquisitions with approximately $18 million due to currency translation.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

      As of June 30, 2003, approximately 34,800 patients were being treated at 415 clinics that we own, operate or manage in the International segment compared to 30,600 patients treated at 380 clinics at June 30, 2002. The average revenue per treatment increased from $84 to $100. $4 of the increase was due to currency effect, mainly the strengthening of the euro against the U.S. dollar.

      Total dialysis product revenue increased by 22% (5% at constant exchange rates) to $279 million for the three months ended June 30, 2003 compared to the same period in 2002.

EBITDA

      EBITDA for the International segment was $84 million for the second quarter of 2003 compared to $71 million in the second quarter of 2002, an increase of 17% (a decrease of 4% at constant exchange rates), mainly due to a 20% growth from currency gains. Our EBITDA margin decreased from 21.9% to 20.4% mainly due to lower product margins as a result of price pressure in Europe and changes in the distribution system in Asia Pacific.

Depreciation and Amortization

      Depreciation and amortization increased slightly from 5.3% ($17 million) to 5.4% ($22 million) of revenues for the three months ended June 30, 2003 compared to 2002.

Operating Income (EBIT)

      Operating income for the International segment for the second quarter of 2003 increased 14%(an 8% decrease at constant exchange rates) over the same period in 2002 to $62 million.

      Our operating income margin decreased from 16.6% to 15.0%. This decrease was caused by the same factors that affected International segment EBITDA margin.

Latin America

      Our subsidiaries in Latin America contributed approximately $44 million (3%) of our worldwide revenue in the second quarter of 2003 compared to approximately $37 million (3%) of our worldwide revenue in 2002. EBITDA and operating income remained constant at $3 million and $1 million, respectively, in 2003 compared to 2002. Our operations in Latin America were affected by the financial crisis and currency devaluations in Brazil, Columbia and other Latin America countries. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin.

      In the third quarter of last year, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. A worsening of the crisis in Latin America, a further devaluation of Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America could result in an impairment of long lived assets and goodwill.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating loss was $(7) million in the three months ended June 30, 2003 compared to $(6) million in the same period of 2002.

      The following discussions pertain to our total Company costs.

Interest

      Interest expense for the second quarter of 2003 increased to $56 million from $55 million in the same period in 2002.

Income Taxes

      The effective tax rate for the three months ended June 30, 2003 was 39.0% compared to 37.0% during the same period in 2002. This was caused by an increase of additional general tax provisions and an increase in German tax rates in 2003 partially offset by tax benefits related to the special charge for legal matters.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

      Net revenues for the six months ended June 30, 2003 increased by 9% (5% at constant exchange rates) to $2,666 million from $2,441 million for the comparable period in 2002. Dialysis care revenue grew by 7% to $1,923 million (6% at constant exchange rates) in the first half of 2003 mainly due to the growth in treatments, acquisitions and the transfer of billing for some Medicare peritoneal dialysis patients from Method II billing to Method I billing. Dialysis product revenue increased by 15% to $743 million (4% at constant exchange rates) in the same period. The gross profit margin was virtually unchanged in the six months ended June 30, 2003 compared to the same period in 2002. Depreciation and amortization expense for the first half of 2003 and the comparable period in 2002 was $105 million.

      Selling, general and administrative costs increased from $421 million in the first six months of 2002 to $483 million in the first half of 2003. Selling, general and administrative costs as a percentage of sales increased from 17.2% in the first half of 2002 compared to 18.1% in the first half of 2003. This was in part due to the one-time pension curtailment gain of $13.1 million which reduced selling, general and administrative expenses in the first six months of 2002. The remaining increase is mainly due to growth in the international regions which have higher selling, general and administrative expenses, partially offset by the effect of the fully amortized patient relationships and database acquired in the 1996 merger. Net income for the period was $149 million compared to $138 million in 2002. Net income in the first six months of 2002 was impacted by the $12 million loss attributable to the early redemption of trust preferred securities.

      In the first six months of 2003, 8.7 million treatments were provided. This represents an increase of 9% over the same period in 2002. Same store treatment growth was 5% with additional growth of 3% from acquisitions. The remaining 1% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II to Method I in North America.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

      The following discussions pertain to our business segments and the measures we use to manage these segments.

     North America Segment

Revenue

      Net revenue for the North America segment for the six months ended June 30, 2003 grew by 3% from $1,821 million to $1,884 million. Dialysis care revenue increased by 4% from $1,598 to $1,669 million. For the first six months the administration of EPO represented approximately 23% of total revenue.

      6.1 million dialysis treatments were provided in the first six months of 2003, an increase of 7%. Same store treatment growth was 4% and 1% resulted from acquisitions. The remaining 2% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II to Method I. This reclassification of patients was the main cause of a 4% decrease in dialysis product revenue from $223 million to $215 million in the first six months of 2003 as compared to the same period in 2002.

      Product revenue includes sales of machines to a third party leasing company which are utilized by our dialysis services division to provide services to our customers and peritoneal dialysis (“PD”) product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 5% in the first half of 2003 over the comparable period 2002. The detail is as follows:

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002

Dialysis product sales	214,763	222,901
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(22,674)	(19,881)
less method II and other	29	(21,517)
less sales related to adsorber business	(783)	—

Product sales to available external market	191,335	181,503

EBITDA

      EBITDA for the North America segment decreased by 3% from $320 million to $312 million. The EBITDA margin decreased from 17.6% to 16.5%. The main reason was a one-time pension curtailment gain offset by severance and related payroll costs recorded in the first quarter of 2002. An additional decrease came from lower pharmacy margins associated with new billing procedures for ancillary drugs and fluctuations related to the monitoring of drug compliance in 2003.

Depreciation and Amortization

      Depreciation and amortization decreased from 4% of revenue in the first six months of 2002 to 3% in the same period of 2003. The decrease was mainly due to the completion of amortization of certain National Medical Care patient relationships and other intangible assets in the fourth quarter of 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

Operating income (EBIT)

      Operating income for the North America segment increased by 1%, from $248 million to $251 million due to lower depreciation and amortization offset by the factors affecting EBITDA. The operating income margin decreased from 13.6% in the first half of 2002 to 13.3% in the same period in 2003. The decrease was caused by the same factors causing the decrease in the EBITDA margin. The operating income margin benefited from the completion of amortization relating to patient relationships and databases acquired in the 1996 merger.

International Segment

Revenue

      Net revenue for the International segment during the six months ended June 30, 2003 grew by 26% from $620 million in 2002 to $782 million in 2003. Acquisitions contributed approximately $23 million (3%). Same store growth during the period was 8% ($47 million) at constant exchange rates. These gains were improved by a $91 million (15%) exchange rate effect. Including the effects of the acquisitions, the European region revenue increased $137 million, a 32% increase (9% increase at constant exchange rates), the Asia Pacific region revenue increased $19 million or 17% (9% at constant exchange rates), while the Latin America region revenue increased $6 million or 7% (29% at constant exchange rates).

      Total dialysis care revenue increased during 2003 by 30% (18% at constant exchange rates) to $253 million in 2003 from $195 million the same period of 2002. This increase is a result of base business growth of $17 million combined with $18 million in growth from acquisitions improved by approximately $23 million due to exchange rate fluctuations.

      Total dialysis product revenue for 2003 increased by 24% (8% at constant exchange rates) to $528 million.

EBITDA

      EBITDA for the International segment for the six months ended June 30, 2002 increased 14% (a decrease of 5% at constant rates) from $138 million to $158 million. Our EBITDA margin decreased from 22.3% to 20.2%. The main causes of this were lower sales in the Middle East due to political instability, price pressure in Europe, and changes in the distribution system in Asia Pacific. Additionally EBITDA was impacted by currency devaluation effects, lower reimbursement rates and average selling price in Latin America, as well as higher market entry costs in Mexico.

Depreciation and Amortization

      Depreciation and amortization increased from 5% to 6% of revenues for the first six months of 2003 compared to 2002 mainly as a result of the expansion of production facilities in Europe and Asia Pacific.

Operating income

      Operating income for the International segment for the first six months of 2003 increased 9% (20% growth from currency gains) to $115 million. Our operating income margin decreased from 17.0% to 14.7%, due to the factors responsible for the decrease of EBITDA above.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 0.5% of our operating income in the first six months of 2003. Our operations in Latin America were affected by the financial crisis and currency devaluations in Argentina, Brazil, Columbia and other Latin America countries. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin.

      In the first six months of 2003, sales in Latin America increased 7% (29% at constant exchange rates) and operating income declined 65% (a decrease of 58% at constant exchange rates) compared to the first six months of 2002. In the third quarter of 2002, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. However, a worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating loss was $(13) million in the six months ended June 30, 2003 compared to $(9) million in the same period of 2002.

      The following discussions pertain to our total Company costs.

Interest

      Net interest expense for 2003 decreased 14% compared to the same period in 2002 due to the charge recorded in the first quarter of 2002 for the redemption of trust preferred securities. See Note 5 “Redemption of Trust Preferred Securities” in the unaudited condensed consolidated financial statements.

Income Taxes

      The effective tax rate for the six month period ending June 30, 2003 was 38.9% compared to 36.8% during the same period in 2002. This was caused by an increase of additional general tax provisions and an increase in German tax rates in 2003 partially offset by tax benefits related to the special charge for legal matters.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Cash Flow

Operations

      We generated cash from operating activities of $300 million in the six months ended June 30, 2003 and $244 million in the comparable period in 2002, an increase of about 23% over the prior year. Cash flows

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

benefited from improved accounts receivable collections, lower prepaid and other current assets and lower income tax payments. We classify the cash outflows from our accounts receivable securitization program in the amount of $197 million as a financing activity.

Investing

      Cash used in investing activities increased from $129 million to $135 million mainly because of increased cash acquisition payments. In the first six months of 2003, we paid approximately $57 million ($19 million for the North American segment and $38 million for the International segment) cash for acquisitions consisting primarily of the adsorber business acquired from Fresenius AG and dialysis clinics. In the same period in 2002, we paid approximately $40 million ($24 million for the North American segment and $16 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

      In addition, capital expenditures for property, plant and equipment net of disposals were $78 million for the six months ended June 30, 2003 and $89 million for the comparable period in 2002. In 2003, capital expenditures were $46 million in the North America segment and $32 million for the International segment. In 2002, capital expenditures were $39 million in the North America segment and $50 million for the International segment. The majority of our capital expenditures were used for equipment in new clinics. improvements to existing clinics, and expansion of production facilities. Net capital expenditures were approximately 3% of total revenue.

Financing

      Net cash used in financing was $164 million in the first half of 2003 compared to $117 million in the same period of 2002. Our financing needs decreased due to higher operating cash flow offset by slightly higher payments for investing activities and the redemption of the FMCH Class D Preferred Stock. Cash on hand was $77 million at June 30, 2003 compared to $60 million at June 30, 2002.

      On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. Funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $197 million of the accounts receivable facility.

      On March 28, 2003, FMCH redeemed all of the outstanding shares of FMCH’s Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

      On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit agreement. A loss of $12 million after tax was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus a $4 million write-off of associated debt issuance costs, less a $8 million tax benefit.

Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2003, approximately 45% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      At the Annual General Meeting on May 22, 2003, the Ordinary shareholders approved a dividend distribution of €0.94 per Ordinary share and €1.00 per Preference share. The total amount approved was €92 million which was equivalent to approximately $108 million. All dividends were paid by the end of May.

      On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions (collectively, the “Lenders”). Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of up to $1.5 billion through three credit facilities. The three facilities are a revolving facility of $500 million and two term loan facilities of $500 million each (see note 4 of the Unaudited Condensed Consolidated Financial Statements). We used the initial borrowings under the 2003 Senior Credit Agreement to refinance outstanding borrowings under our prior senior credit agreement and for general corporate purposes. At June 30, 2003, we had approximately $429 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

      Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

      Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $130 million in 2003, increasing in the following years), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due. As of June 30, 2003, we are in compliance with all financial covenants.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008. However, our 2003 Senior Credit Agreement provides that if we do not repay, refinance or extend

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

the maturity of our trust preferred securities due February 2008 by October 2007, the Loan B term loan facility will become due in October 2007. See note 4 of the Unaudited Condensed Consolidated Financial Statements.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 24, 2002, when we extended its maturity to October 24, 2003. Funds from the 2003 Senior Credit Agreement were used to pay down $197 million of the accounts receivable facility in the first half of 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The U.S. District Court has recently approved the settlement agreement. We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments which may become payable in 2003.

Recently Issued Accounting Standards

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $11.8 million, net of taxes of $7.7 million, as a result of the early redemption of debt (see Note 4 of our Unaudited Condensed Consolidated Financial Statements). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2003 and 2002 — (Continued)

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for certain obligations undertaken, relating its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 do not materially impact the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods for a change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002. See Note 9 to the Unaudited Condensed Consolidated Financial Statements included in this report.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and/or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated by the primary beneficiary. The interpretation becomes effective at various dates in 2003, is fully effective July 1, 2003 and provides various transition rules. We are currently reviewing the effect of this Statement on our financial statements.

      On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. We are currently reviewing the effect of this Statement on our financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are currently reviewing the effect of this Statement on our financial statements.

PART I

FINANCIAL INFORMATION

ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

      The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks

      We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks

      At June 30, 2003, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Results of Operations — International Segment.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (Continued)

      During the six-month period ended June 30, 2003, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial Statements — Note 1(g). Summary of Significant Accounting Policies — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements — Note 19. Financial Instruments” in the Company’s 2002 Annual Report on Form 20-F.

PART I

FINANCIAL INFORMATION

ITEM 4
CONTROLS AND PROCEDURES

      The Company’s management, including the Chief Executive Officer and acting Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures within 90 days prior to the filing of this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and acting Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and acting Chief Financial Officer completed his evaluation.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation

      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the us against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, we reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to the us that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace & Co. was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. The foregoing summary of the material terms of the settlement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed with the Securities and Exchange Commission.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the our entitlement to indemnification from Sealed Air for all losses and expenses

PART II

OTHER INFORMATION — (Continued)

incurred by us relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

      In April 2003, Fresenius Medical Care AG, FMCH, NMC and certain NMC subsidiaries agreed to settle all litigation filed by a group of insurance companies concerning allegations of inappropriate billing practices and misrepresentations and our counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. The costs of the settlement will be charged against previously established accruals. See “Accrued Special Charge for Legal Matters” below. Other private payors have contacted us regarding similar claims and may file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on us of any such proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on our business, financial condition and results of operations.

      On April 4, 2003, we filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that we do not infringe on patents held by Baxter International, Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against us for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against us seeking monetary damages and injunctive relief, and alleging that we willfully infringes on Baxter’s patents. We believe our claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

Other Litigation and Potential Exposures

      From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      We, like other health care providers, conducts its operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from ours or the manner in which we conduct our business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings.

PART II

OTHER INFORMATION — (Continued)

The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of our business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believes to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

      We have also had claims asserted against us and has had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlement with insurers are charged against this accrual. While we believe that our remaining accruals reasonably estimate the our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of these accruals.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      The Company held its Annual General Meeting of Shareholders on May 22, 2003.

      Five resolutions were presented for approval at the Annual General Meeting by the Ordinary shareholders, as follows:

		Votes
Resolution	In favor	Opposed	Abstention

1 Resolution on appropriation of the distributable profit in the amount of Euro 233,536,454.67 as follows:	45,471,784	9,904	1,550
Dividend payment of Euro 0.94 per ordinary share
Dividend payment of Euro 1.00 per preference share
Amount carried forward to new account Euro 141,547,879.67
2 Resolution to approve the activities of the Management Board during the 2002 fiscal year	45,454,965	14,568	13,705
3 Resolution to approve the activities of the Supervisory Board during the 2002 fiscal year	45,456,794	12,871	13,627
4 Selection of the auditor for the 2003 fiscal year	45,422,798	12,544	47,896
5 Resolution on Amendments to the Articles of Association	45,456,066	19,612	7,560

PART II

OTHER INFORMATION — (Continued)

ITEM 5.     OTHER EVENTS

      On May 28, 2003, Dr. Ulf Mark Schneider resigned his position as Fresenius Medical Care AG’s Chief Financial Officer to become Chairman of the Management Board of Fresenius AG, Fresenius Medical Care’s parent company. Dr. Schneider’s successor as Chief Financial Officer of Fresenius Medical Care AG has not yet been determined. Dr. Ben J. Lipps, Chief Executive Officer of Fresenius Medical Care AG, has temporarily assumed responsibility for financial matters until a new CFO is appointed.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K/6-K

(a) Exhibits

Exhibit No.	Item

1.1	Amended Memorandum and Articles of Association (Satzung) of Fresenius Medical Care AG.
31.1	Certification of Chief Executive Officer and acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

(b) Reports on Form 8-K/6-K

      During the three-month period ended June 30, 2003, the Company filed six reports on Form 6-K.

      The dates of the reports and the information reported in each are as follows:

April 8, 2003	Agenda of the Annual General Meeting on May 22, 2003.
April 14, 2003	Press release announcing the settlement of merger-related commercial payor litigation.
April 22, 2003	Agenda, Voting Instruction Card, Report of the Registrants Supervisory Board for 2002 and supplemental management information distributed to the Company’s ADR holders.
April 22, 2003	Annual Report to Shareholders and Summary Annual Report to Shareholders as of and for the year ended December 31, 2002.
May 7, 2003	Earnings press release as of and for the three months ended March 31, 2003.
May 14, 2003	Financial statements of the Company as of and for the three months ended March 31, 2003.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: August 14, 2003

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ DR. RAINER RUNTE

Name: Dr. Rainer Runte
Title: General Counsel and Chief Compliance Officer